Exhibit 99.2

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023, AND DECEMBER 31, 2022

(In thousands of U.S. dollars except share and per share data)

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$3,161	$2,950
Loans receivable, net of provision for loan losses of $1,388 and $619, respectively	7,611	8,380
Interest receivable	167	4
Other receivables, prepayments and deposits, net of provision for credit losses of $3 and $3, respectively	288	205
Total current assets	11,227	11,539

Deposits for acquisition of a subsidiary, net of provision for credit losses of $131 and $131, respectively	4,869	4,869
Plant and equipment, net	47,806	48,655
Operating lease right-of-use assets, net	15	26
Intangible assets, net	31	42
Long-term loans receivable, net of provision for loan losses of $684 and $1,453, respectively	6,228	4,170
Goodwill	385	385
Total non-current assets	59,334	58,147

Total assets	$70,561	$69,686

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loan	1,282	-
Accounts payable	1	2
Other payables and accrued liabilities	2,006	1,258
Operating lease liability, current	15	22
Customer deposits	-	88
Taxes payable	832	721
Convertible notes - current	94	94
Total current liabilities	4,230	2,185

LONG-TERM LIABILITIES
Operating lease liability, non-current	-	4
Non-current Deferred tax liabilities	5,167	5,293
Total non-current liabilities	5,167	5,297

Total liabilities	9,397	7,482

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2023 and December 31, 2022	-	-
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 101,597,998 issued and outstanding as of June 30, 2023 and December 31, 2022	406	406
Additional paid-in-capital	135,674	135,674
Retained deficit	(74,917)	(73,879)
Accumulated other comprehensive income	1	3
Total shareholders' equity	61,164	62,204
Total liabilities and shareholders' equity	$70,561	$69,686

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(In thousands of U.S. dollars except share and per share data)

	2023	2022
	(Unaudited)	(Unaudited)
REVENUES	$1,834	$1,924
COST OF REVENUES	1,424	1,567
GROSS PROFIT	410	357

OPERATING EXPENSES:
General and administrative expenses	1,469	1,175
Impairment loss of loan and interest receivables	-	610
Total operating expenses	1,469	1,785

OPERATING LOSS	(1,059)	(1,428)

OTHER (EXPENSES) INCOME:
Interest income	7	-
Interest expense	(32)	(26)
Other income, net	(3)	163
Total other income, net	(28)	137

LOSS FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(1,087)	(1,291)
INCOME TAX BENEFIT	49	114

NET LOSS	$(1,038)	$(1,177)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(2)	(5)
COMPREHENSIVE LOSS	$(1,040)	$(1,182)

LOSS PER SHARE:
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	101,597,998	101,597,998
Diluted	101,597,998	101,597,998